Exhibit 99.4
NEWS RELEASE
INTEROIL CORPORATION ANNOUNCES PRICING OF
PUBLIC OFFERINGS
November 5, 2010 — InterOil Corporation (IOC:NYSE)(IOC:POMSoX) today announced the pricing of its previously announced public offerings of notes and common shares, consisting of aggregate US$61 million principal amount of 2.75% convertible senior notes due 2015 and 2,595,000 common shares at an issue price of US$75.00 per share. The underwriters have the right to exercise options to purchase up to an additional aggregate US$9 million principal amount of the notes and an additional 205,000 common shares at US$75.00 per share to cover over-allotments.
InterOil expects to receive total combined net proceeds from the offerings of approximately US$231 million, after deducting the underwriting discounts, and standard offering expenses.
InterOil intends to use the net proceeds from this offering, including the net proceeds from any exercise of the over-allotment option, for the development and construction in Papua New Guinea of a proposed condensate stripping plant and related facilities, a liquefied natural gas plant and related facilities, other exploration and development activities in Papua New Guinea, the repayment of the $25 million loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes.
The notes and common shares will be issued under InterOil’s shelf prospectus dated November 2, 2010 and prospectus supplements to be dated November 5, 2010.
InterOil may, in lieu of delivery of common shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and common shares. InterOil may redeem the notes if the price of its common shares rises to and maintains certain target levels. Holders of the notes may, upon the occurrence of certain fundamental changes, require InterOil to repurchase for cash all or a portion of their notes at a price equal to the full principal amount of such convertible notes, plus any accrued and unpaid interest.
The closing of the offerings is expected to take place on November 10, 2010, subject to satisfaction of customary closing conditions.
About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.
FOR INVESTOR RELATIONS ENQUIRIES:
Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800
Cautionary Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the amount of net proceeds, proposed uses of the net proceeds from the offering, and filing of the prospectus supplements. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.